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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              AMENDMENT NO. 10
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.
                          TORQUE MERGER SUB, INC.

                         JAMES S. GLEASON                                                   EDWARD J. PELTA
                          DAVID J. BURNS                                                    JOHN W. PYSNACK
                         JOHN J. PERROTTI                                                    GARY J. KIMMET
    JOHN J. PERROTTI AS CUSTODIAN FOR JASON PERROTTI UNDER THE       JOHN J. PERROTTI AS CUSTODIAN FOR CHRISTINE J. PERROTTI UNDER
               NEW YORK UNIFORM GIFT TO MINORS ACT                              THE NEW YORK UNIFORM GIFT TO MINORS ACT
                                                (NAME OF PERSON(S) FILING STATEMENT)


                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)
                                -----------
                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                              COPY TO: AND TO:

             Blaine V. Fogg, Esq.                  David L. Finkelman, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP     Stroock & Stroock & Lavan LLP
               919 Third Avenue                        180 Maiden Lane
           New York, New York 10022                New York, New York 10038
          Telephone: (212) 735-3000                Telephone:(212) 806-5400

 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS
 OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  |_| The filing of a registration statement under the Securities
        Act of 1933.
c.  |X| A tender offer.
d.  |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|



                         CALCULATION OF FILING FEE:


   TRANSACTION VALUATION                     Amount of Filing Fee*
        $193,509,856                                $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $38,702                Filing party:  Torque Acquisition Co., L.L.C.
Form or registration no.: Schedule 14D-1         Date filed:    December 15, 1999

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




                                INTRODUCTION

     This Amendment No. 10 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), Torque Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company (the "Offer") to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, the supplement thereto, dated February 4, 2000, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, Merger Subsidiary, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 10. INTEREST IN SECURITIES OF ISSUER.

         Acquisition Company and the Company have accepted for purchase and payment, pursuant to the Offer, all Shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on February 17, 2000. Based on information provided by ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer, 5,771,399 Shares (including 37,232 Shares tendered pursuant to notices of guaranteed delivery), or approximately 71.5% of the public Shares available to be tendered, were validly tendered pursuant to the Offer and not withdrawn. The press release announcing the acceptance of Shares for purchase and payment is attached hereto as Exhibit (g)(15).

         Pursuant to Amendment No. 1 to the Agreement and Plan of Merger by and among the Company, Acquisition Company and Merger Subsidiary,
Acquisition Company purchased 4,862,749 Shares through Merger Subsidiary, its wholly-owned subsidiary, and the Company purchased 908,650 Shares.

         The Offer will be followed by the Merger between the Company and Merger Subsidiary. Pursuant to the Merger, the public stockholders of the Company who did not tender their Shares in the Offer and who do not seek appraisal of their Shares pursuant to the applicable provisions of Delaware law will have their Shares converted into the right to receive the same $23.00 per Share. A special meeting of the Company's shareholders to vote upon the Merger is expected to be held in late March 2000. As a result of the purchase of Shares in the Offer, and the agreements entered into by certain members of management and the Gleason Foundation to vote their Shares in favor of the Offer and the Merger, a favorable vote on the Merger is assured.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         In connection with the Offer, Acquisition Company and Merger Subsidiary have entered into an Assignment and Assumption Agreement dated February 17, 2000 (the "Assignment and Assumption Agreement"), pursuant to which Acquisition Company assigned to Merger Subsidiary, and Merger Subsidiary assumed, all of Acquisition Company's rights and obligations to purchase all Shares Acquisition Company was obligated to purchase pursuant to the Offer. Acquisition Company has made a capital contribution to Merger Subsidiary in order to enable Merger Subsidiary to purchase the Shares Acquisition Company had planned to purchase. A copy of the Assignment and Assumption Agreement is attached hereto as Exhibit (c)(26).


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 17 is hereby amended and supplemented by the addition of the following exhibits thereto:

(c)(26)   Assignment and Assumption Agreement, dated as of February
          17, 2000, by and among Gleason Corporation, Torque Acquisition
          Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit
          (c)(26) to the Schedule 14D-1 and incorporated herein by reference.

(g)(15)   Press Release, dated February 18, 2000, attached as
          Exhibit (g)(15) to the Schedule 14D-1 and incorporated herein by reference.


                                 SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000

                              GLEASON CORPORATION
                              By:       /s/ Edward J. Pelta
                                    -------------------------------------
                              Name:     Edward J. Pelta
                              Title:    Vice President, General Counsel
                                        and Secretary

                              /s/ James S. Gleason
                              -------------------------------------------
                              James S. Gleason

                              /s/ David J. Burns
                              -------------------------------------------
                              David J. Burns

                              /s/ John J. Perrotti
                              -------------------------------------------
                              John J. Perrotti

                              /s/ John J. Perrotti
                              -------------------------------------------
                              John J. Perrotti,
                              as Custodian for Jason Perrotti
                              under the New York Uniform Gift to Minors Act

                              /s/ John J. Perrotti
                              --------------------------------------------
                              John J. Perrotti,
                              as Custodian for Christine J. Perrotti
                              under the New York Uniform Gift to Minors Act

                              /s/ Edward J. Pelta
                              -------------------------------------------
                              Edward J. Pelta

                              /s/ John W. Pysnack
                              -------------------------------------------
                              John W. Pysnack

                              /s/ Gary J. Kimmet
                              -------------------------------------------
                              Gary J. Kimmet

                              TORQUE ACQUISITION CO., L.L.C.
                              By:       /s/ SANDER M. LEVY
                              -------------------------------------------
                              Name:     Sander M. Levy
                              Title:    President

                              TORQUE MERGER SUB, INC.
                              By:       /s/ SANDER M. LEVY
                              -------------------------------------------
                              Name:     Sander M. Levy
                              Title:    President








                               EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
----------      -----------


(c)(26) Assignment and Assumption Agreement, dated as of February 17, 2000, by and among Gleason Corporation, Torque Acquisition Co., L.L.C. and Torque Merger Sub, Inc., attached as Exhibit (c)(26) to the Schedule 14D-1 and incorporated herein by reference.

(g)(15) Press Release, dated February 18, 2000, attached as Exhibit
        (g)(15) to the Schedule 14D-1 and incorporated herein by reference.